UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2022

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual General Meeting

At the Annual General Meeting of Immunocore Holdings plc (the “Company”) held May 12, 2022, all the resolutions set out in the Notice of Annual General Meeting sent to shareholders were duly proposed and passed. The results follow the recommendations that were made by the board of directors of the Company (the “Directors”). All resolutions were proposed and approved on a poll. Details of each of the resolutions (which are more particularly described in the Notice of Annual General Meeting) are as follows:

#	Resolution	Votes For	%	Votes Against	%	Votes Total	Abstentions
1	To receive and adopt the accounts of the Company for the financial year ended December 31, 2021, together with the reports of the Directors and the auditor thereon (the “UK Annual Report”).	13,604,082	100.00	482	0.00	13,604,564	53
2	To approve the Directors’ remuneration report, as set out on pages 18 to 40 of the UK Annual Report, for the financial year ended December 31, 2021.	13,508,810	99.34	89,467	0.66	13,598,277	6,340
3	To approve the Directors’ remuneration policy (the “Directors’ Remuneration Policy”) set out on pages 21 to 30 of the UK Annual Report, such Directors’ Remuneration Policy to take effect immediately after the end of the Annual General Meeting.	11,009,912	80.97	2,588,236	19.03	13,598,148	6,469
4	To re-elect Travis Coy as a Director of the Company.	11,673,292	85.80	1,931,223	14.20	13,604,515	102
5	To re-elect Professor Sir Peter J. Ratcliffe as a Director of the Company.	11,640,493	85.56	1,964,022	14.44	13,604,515	102
6	To re-elect Roy S. Herbst, M.D., Ph.D. as a Director of the Company.	11,631,308	85.50	1,973,207	14.50	13,604,515	102
7	To re-appoint KPMG LLP as the Company’s auditor to act as such until the conclusion of the next annual general meeting of the Company.	13,584,799	100.00	509	0.00	13,585,308	19,309
8	To authorize the Directors to determine the auditor’s remuneration.	13,603,012	99.99	1,253	0.01	13,604,265	352
9	To authorize the Company to make political donations.	13,563,965	99.74	35,174	0.26	13,599,139	5,478
10	To approve the form of share repurchase contract for the purchase by the Company of its deferred shares of £0.0001 each, and to authorize the Company to enter into the share repurchase contract (such authority to expire on May 12, 2027).	13,602,124	99.98	2,331	0.02	13,604,455	162

The full text of each resolution passed at the Annual General Meeting held on May 12, 2022 is set out in the Notice of Annual General Meeting, which is available for viewing on the Company's website at https://ir.immunocore.com/financials-filings/annual-reports.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date::	May 12, 2022	By:	/s/ Bahija Jallal, Ph.D.
			Name	Bahija Jallal, Ph.D.
			Title:	Chief Executive Officer